UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

2025 Annual General Meeting

On April 24, 2025, Triton International Limited (the “Company”) held its 2025 annual general meeting. At the annual general meeting, Thanos Holdings Limited, as the sole common shareholder of the Company, re-elected the following individuals as directors of the Company, each to serve until the next annual general meeting of the Company: David Joynt, John C. Hellmann, John O’Callaghan, Terri A. Pizzuto, Roderick Romeo, Brian M. Sondey and Benjamin Vaughan. Additionally, the Company’s sole common shareholder approved the appointment of Deloitte & Touche LLP as the Company’s independent auditors for the fiscal year ending December 31, 2025 and the authorization of the Audit Committee of the Board of Directors to determine the independent auditors’ remuneration.

Incorporation by Reference

This Current Report on Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-283474).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
TRITON INTERNATIONAL LIMITED

Date: April 28, 2025	By:	/s/ Carla L. Heiss
Name: Carla L. Heiss
Title: Senior Vice President, General Counsel and Secretary